Exhibit (a)(1)(P)

Frequently Asked Questions

1.	What is the next step in the process?

Immediately following the closing of the tender offer, which is anticipated to occur on December 8, 2004, CEI intends to merge CCI into a wholly owned CEI subsidiary.

2.	Will the completion of this transaction result in an organizational change at CCI or CEI?

No, this will not change our businesses. When the merger is complete, CCI will be a wholly owned subsidiary of CEI. CCI will continue to provide great customer service and state-of-the-art products to its subscribers.

CEI has always believed in allowing its companies the freedom and flexibility to run their businesses. That philosophy has not changed as a result of this action.

3.	What does this mean for employees of other CEI companies?

All companies will continue to operate as they do currently.

4.	What happens next with the CCI stock that I own?

(a) CCI stock owned outright.
If you are a record holder of CCI stock, and you tendered your shares, you should receive a check from Wachovia in approximately two weeks. No further action is required on your part to receive payment.

If you did not tender your shares, your shares will be converted into the right to receive $34.75 per share as part of the merger, and you will receive notice of the merger, a description of your rights, and an instruction form that you must return to Wachovia in order to receive the $34.75 per share payment for those shares. If you have further questions, please call Wachovia at 800-829-8432.

(b) CCI stock owned through a brokerage account.
If you own CCI stock through a broker and instructed them to tender your shares, no further action will be necessary. The funds you are entitled to will be transmitted to your broker and then should be allocated to your brokerage account.

If you chose not to participate in the tender offer, your shares will be converted into the right to receive $34.75 per share as part of the merger, and you should contact your broker to discuss receiving payment for your shares.

(c) CCI stock purchased through the Employee Stock Purchase Plan (ESPP) and remaining at Wachovia Bank.
If you tendered CCI shares obtained through the employee stock purchase plan that are still held at Wachovia, you should receive a check from Wachovia in approximately two weeks for the purchase price of those shares. No further action is required on your part to receive payment.

If you chose not to participate in the tender offer, your shares will be converted into the right to receive $34.75 per share as part of the merger, and you will receive notice of the merger, a description of your rights, and an instruction form that you must return to Wachovia in order to receive the $34.75 per share payment for those shares. If you have further questions, please call Wachovia at 888-396-0853.

(d) CCI stock held in a 401(k) account.
If you tendered CCI shares held in your 401(k) account, proceeds from the sale of those shares will remain in your 401(k) account and will be allocated to the Vanguard Federal Money Market Fund within approximately one week. You can reallocate your investment mix by selecting one or more of the other investment funds available under the 401(k) plan. Cox will send you additional information about these fund alternatives and allocation instructions within the next several weeks. As long as this money remains in your 401(k) account, there will be no tax consequences.

If you did not instruct Vanguard to tender your CCI shares held in your 401(k) account, your shares will be converted into the right to receive $34.75 per share as part of the merger and Vanguard should credit that amount to your account in the manner described above, although the timing of these payments may be somewhat longer. If you have further questions, please call Vanguard at 800-523-1188.

(e) CCI vested-in-the-money stock options under the Long-Term Incentive Plan (LTIP).
CCI agreed that following the completion of the tender offer and subsequent merger it would make a cash payment for the cancellation of any vested-in-the-money CCI stock options at the election of the holder of such options. If you made this election, no further action is required on your part to receive payment.

You will receive a cash payment in the manner you previously instructed equal to the difference between $34.75 per share and the exercise price for each option, multiplied by the number of options, less applicable taxes. CCI’s LTIP administrator, Wachovia, will send payment for options cancelled in connection with the merger beginning approximately one week following the merger. This payment, which will be treated as ordinary income as of the effective date of the merger, will be net of applicable taxes.

If you did not elect to cancel your options, they will continue to be exercisable under their current terms, but your opportunity to resell shares received from the exercise of these options will be limited.

(f) CCI restricted stock under the LTIP.
As part of the merger, all outstanding shares of restricted stock will be converted into the right to receive $34.75 per share. You recently received information from the CEI Compensation Department regarding your restricted stock, including a payment instruction form that you may have returned. Following the merger, we are required to send you a notice of the merger, a description of your rights, and an instruction form. You will receive this information shortly via email and you must execute and return the instruction form to the CEI Compensation Department in order to receive payment. CCI’s LTIP administrator, Wachovia, will send your payment in the manner you previously instructed as promptly as practicable following the receipt of your executed instruction form. This payment, which will be treated as ordinary income as of the effective date of the merger, will be net of applicable taxes.

Summary of Transaction Impact on CCI Stock-Based Employee
Compensation Plans

ESPP
	Shares Held at	401(k)	Vested-in-the-	Restricted
	Wachovia	Shares	money Options	Stock
No Payout
Money moved to money
Form of Payment	Cash payment	market fund within 401(k)	Cash payment	Cash payment

Who Payment /
Statements
Are Coming From	Wachovia	N/A — no payment	Wachovia	Wachovia

Combination of ordinary
Taxation	income and capital gains	No Tax Impact	Ordinary Income	Ordinary Income

Tax Withholding	None	N/A — no tax impact	Required	Required

Where Tax Info
Reported	W2 and 1099	N/A — no tax impact	W2	W2

Note: Payment for tendered shares should be received in approximately two weeks. Payment for shares not tendered that are converted through the merger should be received approximately two weeks after receipt of your signed instruction form.

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